Exhibit 99.1
EnCana and ConocoPhillips begin Wood River refinery expansion
CALGARY, Alberta (September 24, 2008) — EnCana Corporation (TSX, NYSE: ECA), through its 50-50 integrated oil venture with ConocoPhillips, will begin construction this month of a Coker and Refinery Expansion (CORE) project at the Wood River refinery in Roxana, Illinois. The project will expand upgrading capacity as well as increase production of clean transportation fuels for the U.S. Midwest market.
“The CORE project will transform Wood River into a more modern, efficient refinery producing a high proportion of clean transportation fuels in the heart of one of North America’s largest consumer markets. This refinery expansion and coker addition capture the capital and operational efficiencies of building on a well-established refinery. It will be a key component of growing our integrated oil business at a highly competitive capital cost,” said Brian Ferguson, EnCana’s Chief Financial Officer.
The CORE project is estimated to cost a total of about US$1.8 billion net to EnCana ($3.6 billion gross) and is expected to be completed over the next three years. It will:
•	Add a 65,000 barrels-per-day (bbls/d) coker to enable processing of growing supplies of heavy crude oil

•	Increase total crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d

•	More than double heavy crude oil refining capacity to 240,000 bbls/d

•	Increase the clean product yield by 10 percent to 89 percent

•	Eliminate 40,000 bbls/d of low-value asphalt production
The Wood River refinery expansion recently received final regulatory approvals to start construction. Crews began installing foundation pilings this week. The CORE project is expected to be in full operation in 2011. In parallel with the Wood River refinery expansion, the integrated oil venture has approved upstream expansions at Foster Creek and Christina Lake in Alberta where EnCana expects gross bitumen production capacity will grow from the current level of 70,000 bbls/d to about 180,000 bbls/d in 2012. Further expansions are planned to increase production capacity to 400,000 bbls/d by 2016.
In May, EnCana announced plans to split into two independent, highly-focused energy companies — one an integrated oil company with the working name of IOCo and the other a pure-play North American natural gas company. The EnCana reorganization is subject to shareholder and regulatory approval, and is expected to be completed in early 2009.
“When the CORE project is complete, IOCo will have two strategically located refineries in the U.S. each with significant heavy oil processing capacity. Combined, the Wood River refinery and the Borger refinery in Texas will have a total heavy oil capacity of 275,000 bbls/d, placing IOCo among the leading heavy oil refiners in the U.S.,” said Ferguson, who is the designated President & Chief Executive Officer of IOCo.

Wood River Refinery[1]
(bbls/d)	Current	Post-CORE
Crude capacity	306,000	356,000
Heavy oil capacity	110,000	240,000
Clean products	250,000	330,000
Asphalt	40,000	0
1 volumes represent interests of EnCana and ConocoPhillips
Cost competitive upgrader addition
A standalone upgrader with a coker of this size — 65,000 bbls/d — is capable of processing about 130,000 bbls/d of bitumen. Based on this processing capability, the capital efficiency would be about $28,000 per daily flowing barrel of bitumen. Combined with EnCana’s announced upstream production expansions, total capital efficiency for this integrated project would be approximately $50,000 per daily flowing barrel of bitumen. EnCana’s integrated business produces bitumen from northern Alberta reservoirs, upgrades the oil and refines it into market-ready petroleum products, including gasoline, diesel and jet fuel.
EnCana Corporation
With an enterprise value of approximately $65 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance; statements with respect to anticipated or future results from the CORE project, including upgrading and refining capacities, production of clean transportation fuels, capital costs and capital efficiencies available from a refinery expansion project compared with other types of projects, the construction and completion schedule, anticipated elimination of asphalt production, anticipated improved energy efficiency; the anticipated combined capacities of the Wood River and Borger refineries; the anticipated ranking of IOCo among U.S. refiners; and the impact of the integrated heavy oil business on exposure to fluctuating field prices, and capturing benefits of the full value chain; and the anticipated production, timing thereof, and expenditures associated with planned expansion of oil production at Foster Creek and Christina Lake. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com.

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

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